UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45686J104

(CUSIP Number)

Alison S. Ressler, Esq.

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Special Situations Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,092,794.38* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,092,794.38* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,092,794.38* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Excludes 257,812.5  shares of Common Stock (as defined herein) issuable to ASSF IV (as defined herein) upon exercise of the Warrants (as defined herein) that may be issued in connection with the October 2019 ECA (as defined herein).  Such Warrants are contemplated to be issued to ASSF IV upon the closings of the 2019 Commitment (as defined herein) and/or the 2020 Commitment (as defined herein), which closings are subject to material conditions that are outside of the control of the Reporting Persons (as defined herein).

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 12, 2019 as disclosed by the Issuer (as defined herein) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2019 (the “Form 10-Q”) plus (ii) 3,092,794.38 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,092,794.38* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,092,794.38* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,092,794.38* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Excludes 257,812.5 shares of Common Stock issuable to ASSF IV upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASSF IV upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 12, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 3,092,794.38 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Holdings I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,903,515.63* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,903,515.63* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,903,515.63* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 257,812.5 shares of Common Stock issuable to ASOF (as defined herein) upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 12, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 2,903,515.63 shares of Common Stock issuable upon exercise of the Warrants held by ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,903,515.63* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,903,515.63* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,903,515.63* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 257,812.5 shares of Common Stock issuable to ASOF upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 12, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 2,903,515.63 shares of Common Stock issuable upon exercise of the Warrants held by ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 515,625 shares of Common Stock issuable to ASSF IV and ASOF upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASSF IV and ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 12, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Excludes 515,625 shares of Common Stock issuable to ASSF IV and ASOF upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASSF IV and ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 12, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 515,625 shares of Common Stock issuable to ASSF IV and ASOF upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASSF IV and ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 12, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* Excludes 515,625 shares of Common Stock issuable to ASSF IV and ASOF upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASSF IV and ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 12, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* Excludes 515,625 shares of Common Stock issuable to ASSF IV and ASOF upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASSF IV and ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 12, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 515,625 shares of Common Stock issuable to ASSF IV and ASOF upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASSF IV and ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 12, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 515,625 shares of Common Stock issuable to ASSF IV and ASOF upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASSF IV and ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 12, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 515,625 shares of Common Stock issuable to ASSF IV and ASOF upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASSF IV and ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 12, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

This Amendment No. 5 (this “Amendment No. 5”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on May 23, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on August 15, 2019, as amended by Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on September 4, 2019, as amended by Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on October 9, 2019, and as amended by Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons on October 31, 2019 (as so amended, the “13D Filing,” and together with this Amendment No. 5, the “Schedule 13D”). Except as amended in this Amendment No. 5, the 13D Filing remains in full force and effect. Terms defined in the 13D Filing are used in this Amendment No. 5 as so defined, unless otherwise defined in this Amendment No. 5.

The Reporting Persons are party to certain agreements with Infrastructure and Energy Alternatives, LLC, Oaktree Power Opportunities Fund III Delaware, L.P. and OT POF IEA Preferred B Aggregator, L.P. (the “Oaktree Entities”), which agreements contain, among other things, agreements as to the issuance of Warrants and preferred stock of the Issuer, an agreement pursuant to which certain of the Oaktree Entities will exchange Series A Preferred Stock (as defined herein) for Warrants and Series B-3 Preferred Stock (as defined herein), an agreement pursuant to which the Reporting Persons and certain of the Oaktree Entities must vote in favor of a Redemption Sale (as defined herein) under certain circumstances and consents relating to the Rights Offering (as defined herein), each as further described in Item 6 below.  As a result, the Reporting Persons may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Oaktree Entities.  The Reporting Persons expressly disclaim any membership in a group with the Oaktree Entities.  It is the understanding of the Reporting Persons that the Oaktree Entities are filing a separate Schedule 13D with respect to the shares of Common Stock beneficially owned by the Oaktree Entities.  The beneficial ownership of the Reporting Persons does not include any shares of Common Stock that may be beneficially owned by any of the Oaktree Entities, and the Reporting Persons disclaim beneficial ownership over such shares.

Item 2. Identity and Background

The last sentence of Item 2(a) of the 13D Filing is hereby amended and restated as follows:

The Reporting Persons have entered into a joint filing agreement, dated as of November 18, 2019, a copy of which is attached hereto as Exhibit 99.6.

Item 3. Source and Amount of Funds or Other Consideration

The last paragraph of Item 3 of the 13D Filing is hereby amended and restated in its entirety:

The Warrants received on November 14, 2019, by the Reporting Persons in connection with the transactions contemplated by the October 2019 ECA, as described in Item 6 below, were received for no separate consideration.  Any Warrants received by the Reporting Persons in connection with the 2019 Commitment and/or the 2020 Commitment will be received for no separate consideration.

Item 4. Purpose of Transaction

Item 4 of the 13D Filing is hereby amended and restated in its entirety:

Pursuant to the terms of the Series B Certificates (as defined herein), the Reporting Persons currently have the right to designate and appoint one director to the Issuer’s board of directors (the “Board”).  In addition, for so long as Ares Management LLC, on behalf of its affiliated funds, investment vehicles and/or managed accounts (“Ares”), and its affiliates hold at least 50.0% of the Series B-2 Preferred Stock (as defined herein) issued to them on August 30, 2019, the Reporting Persons will have the right to designate and appoint one additional director to the Board pursuant to the terms of the Series B Certificates.  The Reporting Persons have not yet exercised these rights.

The Reporting Persons and their respective representatives have engaged and/or may engage, from time to time, in discussions with the Issuer’s management and/or the Board, including any special committees of the Board, and/or their respective advisors, regarding, among other things, the Issuer’s business, strategies, management, governance, operations, performance, financial matters, capital structure, corporate expenses, backlog and prospects, status of projects, market positioning and strategic and other transactions (including transactions involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer), and have engaged and intend to, from time to time, engage in discussions with other current or prospective holders of its Common Stock and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for Common Stock or such other equity, debt, notes, instruments or securities, of the Issuer (collectively, “Securities”), industry analysts, research analysts, rating agencies, existing or potential strategic partners, acquirers or competitors, financial sponsors, investment firms, investment professionals, capital and potential capital sources (including co-investors), providers of letters of credit and surety bonds, operators, financial, engineering, operating and other consultants and advisors and other third parties regarding such matters (in each case, including with respect to providing or potentially providing capital to the Issuer or to existing or potential strategic partners or acquirers of the Issuer) as well as other matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.  These discussions have encompassed, and the Reporting Persons expect will encompass, a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, management, organizational documents, ownership, capital and corporate structure, dividend policy, corporate governance, the Board and committees thereof, management and director incentive programs, strategic alternatives and transactions as a means of enhancing the value of one or more Securities held by the Reporting Persons, including the sale of the Issuer, its Securities or certain of its subsidiaries, businesses or assets or a business combination or other strategic transaction involving the Issuer or its subsidiaries (and potentially involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer), and any regulatory or legal filings, clearances, approvals or waivers relating to the foregoing.

The Reporting Persons may exchange information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements and may enter into expense reimbursement agreements with the Issuer and others.  The Reporting Persons intend to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters and may take other steps seeking to bring about changes with respect to the Issuer to increase the value of one or more Securities held by the Reporting Persons as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis.  Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s business, financial position, results, strategic direction or prospects or any strategic alternatives or transactions, actions taken by the Issuer’s management or the Board, price levels of one or more Securities, other investment opportunities available to the Reporting Persons, conditions in the securities, loan or bond markets, general economic or industry conditions or any changes in law or regulations, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, the actions and matters described in the preceding paragraphs, acquiring, or causing to be acquired, additional Securities, including, without limitation, taking a control position in one or more of the Securities, or disposing of, or causing to be disposed, some or all of the Securities beneficially owned by them, in the public market, in privately negotiated transactions or otherwise, modifying or seeking to modify the terms of any Securities held by them, including through refinancing such Securities, entering into derivatives transactions and other agreements or instruments that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, forming joint ventures with the Issuer or with third parties with respect to the Issuer, its assets or Securities or its subsidiaries, providing debt financing or other forms of capital to the Issuer or to potential strategic partners or acquirers of the Issuer, pledging their interest in Securities as a means of obtaining liquidity or as credit support for loans or other extensions of credit, entering into strategic or other transactions involving the Issuer, its assets or Securities or its subsidiaries and one or more of the Reporting Persons and/or their affiliates and/or portfolio companies and/or other stockholders of the Issuer, including a potential take-private transaction, or forming, making or undertaking other purposes, plans or proposals regarding the Issuer or any of its Securities or its subsidiaries, businesses or assets. If the Reporting Persons were to acquire additional Securities, the Reporting Persons’ ability to influence the Issuer’s management, the Board or the policies of the Issuer may increase.

As described in Item 6 of this Schedule 13D, on August 30, 2019, pursuant to the Second Equity Commitment Agreement, ASSF IV and ASOF purchased from the Issuer, for an aggregate purchase price of $50,000,000, an aggregate of 50,000 shares of Series B-2 Preferred Stock and the Tranche 1 Warrants (as defined herein) to purchase 900,000 shares of Common Stock at an exercise price per share of $0.0001.  ASSF IV and ASOF each purchased 25,000 shares of Series B-2 Preferred Stock and 450,000 Tranche 1 Warrants.

As described in Item 6 of this Schedule 13D, on October 29, 2019, pursuant to the October 2019 ECA, ASSF IV and ASOF agreed to purchase from the Issuer, for an aggregate purchase price of $80,000,000, an aggregate of 80,000 shares of Series B-3 Preferred Stock and the October 2019 ECA Warrants (as defined herein) to purchase 3,568,750 shares of Common Stock at an exercise price per share of $0.0001.  Pursuant to the October 2019 ECA, on November 14, 2019, ASSF IV purchased 25,000 shares of Series B-3 Preferred Stock and Warrants to purchase 1,115,234.38 shares of Common Stock and ASOF purchased 55,000 shares of Series B-3 Preferred Stock and Warrants to purchase 2,453,515.63 shares of Common Stock.  In connection with the 2019 Commitment (as defined herein), pursuant to the October 2019 ECA, ASSF IV and ASOF have also committed to purchase from the Issuer (subject to certain conditions as further described in Item 6 of this Schedule 13D), up to an additional 7,500,000 shares of Series B-3 Preferred Stock and Warrants to purchase 257,812.50 shares of Common Stock in connection with such commitment (with each of ASSF IV and ASOF committing to purchase up to 50% of such additional shares of Series B-3 Preferred Stock and Warrants).  In connection with the 2020 Commitment (as defined herein), pursuant to the October 2019 ECA, ASSF IV and ASOF have further committed to purchase from the Issuer (subject to certain conditions as further described in Item 6 of this Schedule 13D), up to an additional 7,500,000 shares of Series B-3 Preferred Stock and Warrants to purchase 257,812.50 shares of Common Stock in connection with such commitment (with each of ASSF IV and ASOF committing to purchase up to 50% of such additional shares of Series B-3 Preferred Stock and Warrants).

The information set forth in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 of the 13D Filing is hereby amended and restated in its entirety as follows:

(a) Aggregate Number and Percentage of Securities.  As of the date that this Schedule 13D is filed, ASSF IV directly holds Warrants that are exercisable for 3,092,794.38 shares of Common Stock, and ASOF directly holds Warrants that are exercisable for 2,903,515.63 shares of Common Stock.  These numbers exclude 257,812.5 shares of Common Stock issuable to each of ASSF IV and ASOF upon exercise of the Warrants that may be issued to ASSF IV and ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons. The Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock underlying the Warrants held by ASSF IV and ASOF, which are reported on the cover pages to this Schedule 13D for such Reporting Persons, as applicable.  See also Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the number and percentage of Common Stock underlying the Warrants beneficially owned by each of the Reporting Persons.

Pursuant to Rule 13d-3(d)(1)(i) under the Act, the beneficial ownership disclosed on the cover pages of this Schedule 13D includes shares of Common Stock that currently may be issued upon the exercise of the Warrants.  The applicable ownership percentages reported in this Schedule 13D are based on (i) 22,252,489 shares of Common Stock outstanding as of November 12, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) the number of shares of Common Stock that are issuable upon exercise of the Warrants held by the applicable Reporting Persons.

(b) Power to Vote and Dispose.  See Items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock issuable upon the exercise of the Warrants deemed to be beneficially owned by each of the Reporting Persons, as to which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition.

(c) Transactions Since Amendment No. 4.  Except for the information set forth in this Schedule 13D, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock since the filing of Amendment No. 4.

(d) Certain Rights of Other Persons.  Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the 13D Filing is hereby amended and restated by replacing the information under the heading “October 2019 Transactions” with the following:

C.                                    October 2019 Transactions

In connection with the closing of the October 2019 Investment, the Issuer (i) created a new series of the Issuer’s preferred stock designated as Series B-3 Preferred Stock and (ii) amended and restated the Certificate of Designations of each of the Issuer’s Series B-1 Preferred Stock and Series B-2 Preferred Stock.

October 2019 Equity Commitment Agreement

On October 29, 2019, ASSF IV and ASOF entered into an Equity Commitment Agreement (the “October 2019 ECA”), by and among ASSF IV, ASOF, the Issuer and other parties thereto.  Pursuant to the October 2019 ECA, the Issuer issued and sold to ASSF IV and ASOF 80,000 shares of newly created Series B-3 Preferred Stock, par value $0.0001 per share (the “Series B-3 Preferred Stock”, and together with the Series B-1 Preferred Stock and Series B-2 Preferred Stock, the “Series B Preferred Stock”) and 3,568,750 Warrants (the “October 2019 ECA Warrants”) for an aggregate purchase price of $80,000,000 (the “October 2019 Investment”).

In addition to the October 2019 ECA Warrants issued on November 14, 2019, the October 2019 ECA provides that the Issuer may be required to issue additional Warrants to ASSF IV and ASOF in the event of exercises of certain other warrants and equity rights.

ASSF IV and ASOF also committed to purchase additional shares of B-3 Preferred Stock and corresponding Warrants. Until the earlier to occur of the termination of the October 2019 ECA and December 31, 2019, each of ASSF IV and ASOF commit to purchase up to 3,750,000 shares of Series B-3 Preferred Stock at a purchase price of $1,000 per share, as well as additional Warrants to purchase 128,906.25 shares of Common Stock, and Oaktree Power Opportunities Fund III Delaware, L.P. and OT POF IEA Preferred B Aggregator, L.P. (collectively, “Oaktree”) commit to purchase up to 7,500,000 shares of Series B-3 Preferred Stock at the same price, as well as additional Warrants to purchase 257,812.50 shares of Common Stock (the “2019 Commitment”).  Subject to satisfaction of certain conditions, the 2019 Commitment will be triggered if, following November 14, 2019, but prior to December 20, 2019, the Issuer has not repaid an aggregate principal amount of at least $15.0 million of its term loan under certain circumstances. The additional shares of Series B-3 Preferred Stock and corresponding Warrants to be purchased by ASSF IV, ASOF and Oaktree will be reduced pro rata to the extent the Issuer makes a payment under its term loan. If consummated, any 2019 Commitment must be consummated by the Issuer and ASSF IV, ASOF and Oaktree on or prior to December 31, 2019, subject to satisfaction of closing conditions required for the 2019 Commitment.

In the event that the Rights Offering is undersubscribed and the Issuer sells less than $15,000,000 of Series B-3 Preferred Stock or if the proceeds from the Rights Offering are not used to repay the Issuer’s term loan, each of ASSF IV and ASOF has committed, subject to the satisfaction of certain conditions, to purchase up to 3,750,000 shares of Series B-3 Preferred Stock at a purchase price of $1,000 per share, as well as additional Warrants to purchase 128,906.25 shares of Common Stock, and Oaktree has committed to purchase up to 7,500,000 shares of Series B-3 Preferred Stock at the same price, as well as additional Warrants to purchase 257,812.50 shares of Common Stock (the “2020 Commitment”). The additional shares of Series B-3 Preferred Stock and corresponding Warrants to be purchased by ASSF IV, ASOF and Oaktree will be reduced pro rata to the extent shares of Series B-3 Preferred Stock and corresponding Warrants are purchased by the holders of Common Stock in the Rights Offering and if the proceeds from the Rights Offering are used to repay the Issuer’s term loan. If consummated, any 2020 Commitment must be consummated by the Issuer and ASSF IV, ASOF and Oaktree on or prior to the date that is 180 days following November 14, 2019 (subject to consummation of the Rights Offering prior to the end of such 180 days), or such other date as mutually agreed by the parties, subject to satisfaction of closing conditions required for the 2020 Commitment.

Under the October 2019 ECA, the ROFR will terminate on December 31, 2019.

Exchange Agreement

On October 29, 2019, the Issuer entered into a Preferred Stock Exchange Agreement by and among the Issuer, Oaktree, Infrastructure and Energy Alternatives, LLC, ASSF IV and ASOF (in the case of ASSF IV and ASOF, only with respect to provisions regarding certain consents and waivers to be provided by ASSF IV and ASOF) (the “Exchange Agreement”). Pursuant to the Exchange Agreement, on November 14, 2019, Infrastructure and Energy Alternatives, LLC (“IEA LLC”) exchanged 17,482.5 shares of the Issuer’s Series A Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), held by IEA LLC, which number equaled 50% of the then outstanding Series A Preferred Stock for 19,123.87 shares of Series B-3 Preferred Stock and 657,383 Warrants.

Rights Offering Agreement

On October 29, 2019, the Issuer, ASSF IV, ASOF, Infrastructure and Energy Alternatives, LLC and Oaktree entered into a rights offering agreement (the “Rights Offering Agreement”), pursuant to which holders of the Issuer’s outstanding Common Stock (excluding Oaktree, ASSF IV, ASOF and each of their director designees, the officers of the Issuer and any related party of any of the foregoing) will receive a transferable right, but not the obligation, to purchase shares of Series B-3 Preferred Stock and associated Warrants (the “Rights Offering”). The Rights Offering will be subject to a maximum participation of 15,000 shares of Series B-3 Preferred Stock and 515,625 Warrants, an individual investment minimum of $50,000 (and a right to participate at the minimum investment subject to pro rata reduction), and an individual investment maximum of $2.25 million. The Rights Offering Agreement also contains consents regarding the transactions under the Rights Offering Agreement, as well as other customary provisions.

Fourth Amendment to Registration Rights Agreement

On November 14, 2019, the Issuer, ASSF IV, ASOF, IEA LLC and OT POF IEA Preferred B Aggregator, L.P. entered into the fourth amendment (the “Fourth Registration Rights Amendment”) to the Registration Rights Agreement.  The Fourth Registration Rights Amendment requires the Issuer to use commercially reasonable efforts to amend its existing shelf registration statement, or file a new shelf registration statement, and make such registration statement effective as soon as practicable, for the resale of the Common Stock issuable upon (i) exercise of the Warrants held by ASSF IV and ASOF and their permitted transferees and upon conversion of Series B Preferred Stock held by ASSF IV and ASOF and their permitted transferees and (ii) exercise of the Warrants held by OT POF IEA Preferred B Aggregator, L.P.  and its permitted transferees and upon conversion of Series B Preferred Stock held by OT POF IEA Preferred B Aggregator, L.P. and its permitted transferees, subject to certain conditions. The Fourth Registration Rights Amendment also provides ASSF IV, ASOF and OT POF IEA Preferred B Aggregator, L.P. with customary “piggyback” registration rights with respect to registration statements filed by the Issuer.

Investor Rights Agreement

On November 14, 2019, the Issuer, ASSF IV, ASOF and Oaktree entered into an investor rights agreement (the “Investor Rights Agreement”).

The Investor Rights Agreement provides that if the Issuer fails to redeem any of the Series B-1 Preferred Stock, Series B-2 Preferred Stock or Series B-3 Preferred Stock within 60 days following their respective mandatory redemption dates, then until the Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock are redeemed in full, the following will apply:

•                  The Board will owe the same fiduciary duty to all holders of the Series B Preferred Stock as it owes to the holders of the Common Stock;

•                  The size of the Board will be increased such that holders of the Series B Preferred Stock will have the right to appoint and remove a majority of the members of the Board for as long as any shares of Series B-1 Preferred Stock, Series B-2 Preferred Stock or Series B-3 Preferred Stock remain outstanding, acting by a vote of a majority of shares of the Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock voting together as a class, provided, however, that for so long as the Issuer is subject to the rules of NASDAQ, the holders of the Series B Preferred Stock shall only have such right if, on an as converted basis calculated under the Series B Certificates, the holders of the Series B Preferred Stock and their affiliates beneficially own greater than 50% of the voting power of the Common Stock and the Series B Preferred Stock voting together as a single class;

•                  The accumulated dividend rate and the cash dividend rate will each be increased to a rate of 25% per annum on the Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock until the redemption in full of all of the Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock; and

•                  Holders of a majority of the outstanding shares of the Series B Preferred Stock will have the right to cause the Issuer to sell itself or any of its assets to any third party (the “Redemption Sale”) and to use the proceeds of such Redemption Sale to redeem the Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock.

The Issuer is restricted from taking any action that would delay, impede or prohibit a Redemption Sale, including issuance of capital stock (subject to exceptions).

Each party will cooperate with any Redemption Sale and grants a proxy to the holders of a majority of Series B Preferred Stock to vote any of its voting securities to carry out the Redemption Sale and to effectuate the other provisions described above.

Certain stockholders of the Issuer party to the Investor Rights Agreement also agreed not to sell or encumber its securities of the Issuer unless the transferee agrees to the restrictions in the Investor Rights Agreement.

Warrant Certificates

Each of the warrant certificates for the October 2019 ECA Warrants issued to ASSF IV and ASOF pursuant to the October 2019 ECA provides that the holder may exercise the October 2019 ECA Warrants, in whole or in part from time to time, to purchase up to an aggregate amount of 128,906.25 shares of Common Stock at an exercise price of $0.0001 per share of Common Stock.  The October 2019 ECA Warrants became immediately exercisable by ASSF IV and ASOF upon issuance.  The number of shares of Common Stock issuable upon exercise of the October 2019 ECA Warrants will be subject to customary anti-dilution adjustments. The number of shares of Common Stock into which the October 2019 ECA Warrants will be exercisable will be limited as necessary to comply with NASDAQ rules. If exercise of the Warrants would otherwise result in the issuance of a fraction of a share, the number of shares withheld by or surrendered to the Issuer will be rounded up to the nearest whole share and/or the Issuer will make a cash payment in lieu of issuing such fraction of a share. The Issuer has agreed in the October 2019 ECA to use its best efforts to obtain shareholder approval of the issuance of Common Stock upon exercise of the October 2019 ECA Warrants as needed to comply with NASDAQ rules.

Series B-3 Certificate

The terms of the Series B-3 Preferred Stock purchased by ASSF IV and ASOF pursuant to the October 2019 ECA are governed by the Certificate of Designations for the Series B-3 Preferred Stock (the “Series B-3 Certificate”, and together with Series B-1 Certificate and Series B-2 Certificate, the “Series B Certificates”).

The Series B-3 Certificate provides that dividends accumulate on the Series B-3 Preferred Stock at a rate of 15% per annum, provided that the Issuer may elect to pay dividends in cash on a quarterly basis. If the Issuer elects to pay dividends in cash on a quarterly basis, the Series B-3 Certificate provides that dividends accumulate on the Series B-3 Preferred Stock at a rate of 13.5% per annum if the Issuer’s total net leverage ratio (as specified in the Series B-3 Certificate) is greater than 1.50 to 1.00, and if the Issuer’s total net leverage ratio is less than or equal to 1.50 to 1.00, 12.0% per annum. The Issuer will be required to redeem all of the shares of Series B-3 Preferred Stock on February 15, 2025 and may be required to redeem shares of Series B-3 Preferred Stock from time to time, including, but not limited to, in the event of a change of control or significant dispositions or equity sales by the Issuer.  In addition, the Series B-3 Certificate provides that the Series B-3 Preferred Stock will be required to be redeemed by the Issuer upon the occurrence of certain equity transactions with parties other than Ares and its affiliates.

If the Issuer fails to redeem Series B-3 Preferred Stock within 60 days following the mandatory redemption date, then until the Series B-3 Preferred Stock is redeemed in full, the following will apply:

•                  The Board will owe the same fiduciary duty to all holders of the Series B Preferred Stock as it owes to the holders of the Common Stock;

•                  The size of the Board will be increased such that holders of the Series B Preferred Stock will have the right to appoint and remove a majority of the members of the Board for as long as any shares of Series B-1 Preferred Stock, Series B-2 Preferred Stock or Series B-3 Preferred Stock remain outstanding, acting by a vote of a majority of shares of the Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock voting together as a class, provided, however, that for so long as the Issuer is subject to the rules of NASDAQ, the holders of the Series B Preferred Stock shall only have such right if, on an as converted basis calculated under the Series B Certificates, the holders of the Series B Preferred Stock and their affiliates beneficially own greater than 50% of the voting power of the Common Stock and the Series B Preferred Stock voting together as a single class; and

•                  The accumulated dividend rate and the cash dividend rate will each be increased to a rate of 25% per annum on the Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock until the redemption in full of all of the Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock.

The Series B-3 Certificate provides Ares with certain consent rights over actions by the Issuer, including, but not limited to, issuances of any equity securities that rank equal or senior to the Series B-3 Preferred Stock, incurrence of certain indebtedness and any change of control or liquidation that would not result in the redemption in full of the Series B-3 Preferred Stock.

In addition, the Series B-3 Certificate provides that if both (x) the holders of the Issuer’s capital stock entitled to vote on such matters have approved the issuance of Common Stock upon conversion of the Series B-3 Preferred Stock in compliance with Nasdaq Marketplace Rule 5635, and (y) at least sixty days have elapsed following the mandatory redemption date of the Series B-3 Preferred Stock without redemption thereof, a majority of the holders of Series B Preferred Stock can elect to convert the Series B-3 Preferred Stock into shares of Common Stock (the “Series B-3 Conversion”).  The conversion rate for the Series B-3 Conversion will be based on the volume weighted average price per share of the Issuer’s Common Stock for the 30 consecutive trading days ending on the trading day immediately prior to the conversion date, provided that so long as the Issuer is subject to the rules of NASDAQ, the conversion rate will be based on the greater of (i) the volume weighted average price per share of the Issuer’s Common Stock for the 30 consecutive trading days ending on the trading day immediately prior to the conversion date and (ii) $0.28, equitably adjusted for any stock dividend, stock combination, reclassification or similar transaction. In addition, if those two conditions are met, the Series B-3 Preferred Stock shall vote with the Common Stock as a single class on each matter submitted to a vote of the stockholders of the Issuer (other than the election of directors of the Board).

Amended and Restated Series B-1 Certificate and Amended and Restated Series B-2 Certificate

The descriptions of Series B-1 Preferred Stock and Series B-2 Preferred Stock are hereby amended by replacing the description of dividends payable in connection therewith as follows:

Effective as of November 14, 2019, the Amended and Restated Series B-1 Certificate provides that dividends accumulate on the Series B-1 Preferred Stock at a rate of 18% per annum from and including the date of the closing of the original issuance of Series B Preferred Stock until the date of the closing of the original issuance of Series B-3 Preferred Stock and 15% per annum thereafter, provided that the Issuer may elect to pay dividends in cash on a quarterly basis. If the Issuer elects to pay dividends in cash on a quarterly basis, the Amended and Restated Series B-1 Certificate provides that dividends accumulate on the Series B-1 Preferred Stock at a rate of 13.5% per annum if the Issuer’s total net leverage ratio (as specified in the Amended and Restated Series B-1 Certificate) is greater than 1.50 to 1.00, and if the Issuer’s total net leverage ratio is less than or equal to 1.50 to 1.00, 12.0% per annum.

Effective as of November 14, 2019, if the Issuer fails to redeem Series B-1 Preferred Stock within 60 days following the mandatory redemption date, then until the Series B-1 Preferred Stock is redeemed in full, the following will apply:

•                  The Board will owe the same fiduciary duty to all holders of the Series B Preferred Stock as it owes to the holders of the Common Stock;

•                  The size of the Board will be increased such that holders of the Series B Preferred Stock will have the right to appoint and remove a majority of the members of the Board for as long as any shares of Series B-1 Preferred Stock, Series B-2 Preferred Stock or Series B-3 Preferred Stock remain outstanding, acting by a vote of a majority of shares of the Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock voting together as a class, provided, however, that for so long as the Issuer is subject to the rules of NASDAQ, the holders of the Series B Preferred Stock shall only have such right if, on an as converted basis calculated under the Series B Certificates, the holders of the Series B Preferred Stock and their affiliates beneficially own greater than 50% of the voting power of the Common Stock and the Series B Preferred Stock voting together as a single class; and

•                  The accumulated dividend rate and the cash dividend rate will each be increased to a rate of 25% per annum on the Series B-1 Preferred Stock until the redemption in full of all of the Series B-1 Preferred Stock.

Effective as of November 14, 2019, the Amended and Restated Series B-2 Certificate provides that dividends accumulate on the Series B-2 Preferred Stock at a rate of 18% per annum from and including the date of the closing of the original issuance of Series B-2 Preferred Stock until the date of the closing of the original issuance of Series B-3 Preferred Stock and 15% per annum thereafter, provided that the Issuer may elect to pay dividends in cash on a quarterly basis. If the Issuer elects to pay dividends in cash on a quarterly basis, the Amended and Restated Series B-2 Certificate provides that dividends accumulate on the Series B-2 Preferred Stock at a rate of 13.5% per annum if the Issuer’s total net leverage ratio (as specified in the Amended and Restated Series B-2 Certificate) is greater than 1.50 to 1.00, and if the Issuer’s total net leverage ratio is less than or equal to 1.50 to 1.00, 12% per annum.

Effective as of November 14, 2019, if the Issuer fails to redeem Series B-2 Preferred Stock within 60 days following the mandatory redemption date, then until the Series B-2 Preferred Stock is redeemed in full, the following will apply:

•                  The Board will owe the same fiduciary duty to all holders of the Series B Preferred Stock as it owes to the holders of the Common Stock;

•                  The size of the Board will be increased such that holders of the Series B Preferred Stock will have the right to appoint and remove a majority of the members of the Board for as long as any shares of Series B-1 Preferred Stock, Series B-2 Preferred Stock or Series B-3 Preferred Stock remain outstanding, acting by a vote of a majority of shares of the Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock voting together as a class, provided, however, that for so long as the Issuer is subject to the rules of NASDAQ, the holders of the Series B Preferred Stock shall only have such right if, on an as converted basis calculated under the Series B Certificates, the holders of the Series B Preferred Stock and their affiliates beneficially own greater than 50% of the voting power of the Common Stock and the Series B Preferred Stock voting together as a single class; and

•                  The accumulated dividend rate and the cash dividend rate will each be increased to a rate of 25% per annum on the Series B-2 Preferred Stock until the redemption in full of all of the Series B-2 Preferred Stock.

In addition, the descriptions of Series B-1 Preferred Stock and Series B-2 Preferred Stock are hereby amended by supplementing such descriptions with the following:

Effective as of November 14, 2019, the Amended and Restated Series B-1 Certificate provides Ares with certain consent rights over actions by the Issuer, including, but not limited to, issuances of any equity securities that rank equal or senior to the Series B-1 Preferred Stock, incurrence of certain indebtedness and any change of control or liquidation that would not result in the redemption in full of the Series B-1 Preferred Stock.

In addition, the Amended and Restated Series B-1 Certificate provides that if both (x) the holders of the Issuer’s capital stock entitled to vote on such matters have approved the issuance of Common Stock upon conversion of the Series B-1 Preferred Stock in compliance with NASDAQ rules, and (y) at least sixty days have elapsed following the mandatory redemption date of the Series B-1 Preferred Stock without redemption thereof, a majority of the holders of Series B Preferred Stock can elect to convert the Series B-1 Preferred Stock into shares of Common Stock (the “Series B-1 Conversion”).  The conversion rate for the Series B-1 Conversion will be based on the volume weighted average price per share of the Issuer’s Common Stock for the 30 consecutive trading days ending on the trading day immediately prior to the conversion date, provided that so long as the Issuer is subject to the rules of NASDAQ, the conversion rate will be based on the greater of (i) the volume weighted average price per share of the Issuer’s Common Stock for the 30 consecutive trading days ending on the trading day immediately prior to the conversion date and (ii) $0.28, equitably adjusted for any stock dividend, stock combination, reclassification or similar transaction. In addition, if those two conditions are met, the Series B Preferred Stock shall vote with the Common Stock as a single class on each matter submitted to a vote of the stockholders of the Issuer (other than the election of directors of the Board).

Effective as of November 14, 2019, the Amended and Restated Series B-2 Certificate provides Ares with certain consent rights over actions by the Issuer, including, but not limited to, issuances of any equity securities that rank equal or senior to the Series B-2 Preferred Stock, incurrence of certain indebtedness and any change of control or liquidation that would not result in the redemption in full of the Series B-2 Preferred Stock.

In addition, the Amended and Restated Series B-2 Certificate provides that if both (x) the holders of the Issuer’s capital stock entitled to vote on such matters have approved the issuance of Common Stock upon conversion of the Series B-2 Preferred Stock in compliance with Nasdaq Marketplace Rule 5635, and (y) at least sixty days have elapsed following the mandatory redemption date of the Series B-2 Preferred Stock without redemption thereof, a majority of the holders of Series B Preferred Stock can elect to convert the Series B-2 Preferred Stock into shares of Common Stock (the “Series B-2 Conversion”).  The conversion rate for the Series B-2 Conversion will be based on the volume weighted average price per share of the Issuer’s Common Stock for the 30 consecutive trading days ending on the trading day immediately prior to the conversion date, provided that so long as the Issuer is subject to the rules of NASDAQ, the conversion rate will be based on the greater of (i) the volume weighted average price per share of the Issuer’s Common Stock for the 30 consecutive trading days ending on the trading day immediately prior to the conversion date and (ii) $0.28, equitably adjusted for any stock dividend, stock combination, reclassification or similar transaction. In addition, if those two conditions are met, the Series B Preferred Stock shall vote with the Common Stock as a single class on each matter submitted to a vote of the stockholders of the Issuer (other than the election of directors of the Board).

The foregoing summaries of the October 2019 ECA, the Investor Rights Agreement, the October 2019 ECA Warrants, the Amended and Restated Series B-1 Certificate, the Amended and Restated Series B-2 Certificate, the Series B-3 Certificate, the Fourth Registration Rights Amendment, the Exchange Agreement and the Rights Offering Agreement in each case, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents, each of which is filed herewith as an exhibit hereto or is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D Filing is hereby amended by adding the following:

Exhibit 5.11

Certificate of Designations of Series B-3 Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Infrastructure and Energy Alternatives, Inc. filed on November 15, 2019).

Exhibit 5.12

Second Amended and Restated Certificate of Designations of Series B-1 Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K of Infrastructure and Energy Alternatives, Inc. filed on November 15, 2019).

Exhibit 5.13

Amended and Restated Certificate of Designations of Series B-2 Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K of Infrastructure and Energy Alternatives, Inc. filed on November 15, 2019).

Exhibit 5.14

Investor Rights Agreement, dated as of November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc., Ares Special Situations Fund IV, L.P., ASOF Holdings I, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Infrastructure and Energy Alternatives, Inc. filed on November 15, 2019).

Exhibit 5.15

Warrant Certificate, dated November 14, 2019, by and between Infrastructure and Energy Alternatives, Inc. and Ares Special Situations Fund IV, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Infrastructure and Energy Alternatives, Inc. filed on November 15, 2019).

Exhibit 5.16

Warrant Certificate, dated November 14, 2019, by and between Infrastructure and Energy Alternatives, Inc. and ASOF Holdings I, L.P. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Infrastructure and Energy Alternatives, Inc. filed on November 15, 2019).

Exhibit 5.17

Fourth Amendment to Amended and Restated Registration Rights Agreement, dated as of November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc., Ares Special Situations Fund IV, L.P., ASOF Holdings I, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of Infrastructure and Energy Alternatives, Inc. filed on November 15, 2019).

Exhibit 99.6	Joint Filing Agreement, dated as of November 18, 2019, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 18, 2019

ARES SPECIAL SITUATIONS FUND IV, L.P.

By:	ASSF OPERATING MANAGER IV, L.P.
Its:	Manager

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ASSF OPERATING MANAGER IV, L.P.

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ASOF HOLDINGS I, L.P.

By:	ASOF INVESTMENT MANAGEMENT LLC
Its:	Manager

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ASOF INVESTMENT MANAGEMENT LLC

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its:	General Partner

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its Sole Member

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 5.11

Certificate of Designations of Series B-3 Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Infrastructure and Energy Alternatives, Inc. filed on November 15, 2019).

Exhibit 5.12

Second Amended and Restated Certificate of Designations of Series B-1 Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K of Infrastructure and Energy Alternatives, Inc. filed on November 15, 2019).

Exhibit 5.13

Amended and Restated Certificate of Designations of Series B-2 Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K of Infrastructure and Energy Alternatives, Inc. filed on November 15, 2019).

Exhibit 5.14

Investor Rights Agreement, dated as of November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc., Ares Special Situations Fund IV, L.P., ASOF Holdings I, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Infrastructure and Energy Alternatives, Inc. filed on November 15, 2019).

Exhibit 5.15

Warrant Certificate, dated November 14, 2019, by and between Infrastructure and Energy Alternatives, Inc. and Ares Special Situations Fund IV, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Infrastructure and Energy Alternatives, Inc. filed on November 15, 2019).

Exhibit 5.16

Warrant Certificate, dated November 14, 2019, by and between Infrastructure and Energy Alternatives, Inc. and ASOF Holdings I, L.P. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Infrastructure and Energy Alternatives, Inc. filed on November 15, 2019).

Exhibit 5.17

Fourth Amendment to Amended and Restated Registration Rights Agreement, dated as of November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc., Ares Special Situations Fund IV, L.P., ASOF Holdings I, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of Infrastructure and Energy Alternatives, Inc. filed on November 15, 2019).

Exhibit 99.6	Joint Filing Agreement, dated as of November 18, 2019, by and among the Reporting Persons.